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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999



                             CONTENTS

                                                            Page

Summary of Billings                                           1



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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999

                                                July 1999                  August 1999                  September 1999
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  108,367   $3.03      $329   145,501    $3.11      $452   132,272    $3.06       $405

    Amos Plant . . . . . . . . . . . .   91,106   $1.50       137    99,858    $1.50       149    75,695    $1.35        103

      Total. . . . . . . . . . . . . .  199,473              $466   245,359               $601   207,967                $508

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  128,794   $2.10      $270   318,450    $1.95      $620   302,413    $1.73       $525

    Kanawha River Plant. . . . . . . .   42,716   $0.92        39    85,494    $0.91        78    17,040    $0.90         15

      Total. . . . . . . . . . . . . .  171,510              $309   403,944               $698   319,453                $540

  Ohio Valley Electric Company . . . .   35,324   $1.02      $ 36    48,746    $0.99      $ 48    84,691    $0.99       $ 84

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  146,516   $1.65      $241   191,394    $1.69      $324   163,661    $2.22       $364

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  747,602   $1.60    $1,193   648,659    $1.69    $1,098   731,551    $1.64     $1,198

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   80,744   $0.69      $ 56    77,913    $0.65      $ 51    46,057    $0.85      $ 39

    Gavin Plant. . . . . . . . . . . .  221,171   $1.35       298   206,912    $1.34       277   190,609    $1.19       227

    Kammer Plant . . . . . . . . . . .     -        -          -       -       $ -          -      6,533    $3.01        20

    Muskingum River Plant. . . . . . .    1,646   $1.51         2    27,846    $1.51        42       681    $1.51          1

      Total. . . . . . . . . . . . . .  303,561              $356   312,671               $370   243,880                $287

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .   79,615   $2.39      $191    82,025    $2.31      $190   115,907    $2.17       $252

  Other Coal . . . . . . . . . . . . .  149,715   $1.66      $248   241,597    $1.81      $438   208,515    $1.99       $415

  Other. . . . . . . . . . . . . . . .  566,767              $934   546,997               $894   544,552                $876
Note: The above amounts include demurrage charges.
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